SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 3)
______________________
MAGAL SECURITY SYSTEMS LTD.
(Name of Subject Company (Issuer))

FIMI OPPORTUNITY V, L.P.
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP
FIMI FIVE 2012 LTD.
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD.
ISHAY DAVIDI
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
(Title of Class of Securities)

M6786D104
(CUSIP Number of Class of Securities)

Gillon Beck
FIMI FIVE 2012 Ltd.
Alon Towers 2, 94 Yigal Alon Street, Tel-Aviv 6789141, Israel
Telephone: +972-3-565-2244
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Sharon Amir, Adv. Tuvia Geffen, Adv. Idan Lidor, Adv. Naschitz, Brandes, Amir & Co. 5 Tuval Street Tel-Aviv 6789717, Israel Telephone: +972-3-623-5000	Andris Vizbaras, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Telephone: (212) 238-8698

CALCULATION OF FILING FEE
Transaction Valuation* $26,093,777	Amount of Filing Fee** $3,387
*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 8,669,029 ordinary shares of Magal Security Systems Ltd. at a purchase price of $3.01 cash per share.
**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001298.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,387	Filing Party:	FIMI Opportunity V, L.P
Form or Registration No.: SC TO-T		FIMI Israel Opportunity Five, Limited Partnership
FIMI Five 2012 Ltd.
Shira and Ishay Davidi Management Ltd.
Ishay Davidi

	Date Filed:	May 22, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by FIMI Opportunity V, L.P, a limited partnership organized under the laws of the State of Delaware and FIMI Israel Opportunity Five, Limited Partnership, a limited partnership organized under the laws of the State of Israel (collectively, the “Bidder” or “FIMI”) and FIMI Five 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Ishay Davidi (together with the Bidder, the “Bidder Group”).  The Schedule TO relates to the offer by the Bidder to purchase 8,669,029 outstanding ordinary shares, par value NIS 1.0 per share (the “Shares”), of Magal Security Systems Ltd. (“Magal”), at $3.01 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated May 22, 2020 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Items set forth below.  The information set forth in the Offer to Purchase and the related Letter of Transmittal, and any schedules attached thereto, is hereby expressly incorporated herein by reference in response to all of the items of Schedule TO, except as otherwise set forth below.

This Amendment No. 3 to the Schedule TO also amends and supplements and constitutes Amendment No. 3 to the Schedule 13D with respect to the Magal Shares originally filed with the Securities and Exchange Commission by the Bidder Group on August 7, 2014, as amended by Amendment No. 1 thereto filed on October 11, 2016, as amended by Amendment No. 2 thereto filed on June 2, 2020 (as amended, the “Schedule 13D”).

Amendments to Schedule TO Items 1 through 11

Capitalized terms used but not defined in this Amendment No. 3 to the Schedule TO shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

On July 6, 2020, Bidder announced the final results of the Offer. The Offer expired on Thursday, July 2, 2020 at 10:00 a.m. New York time.

As of the expiration of the Offer, based on the final results provided by the Depositary, 235,504 Magal Shares, or approximately 1.0% of the outstanding Magal Shares, had been validly tendered and not withdrawn. The Offer included a condition that at least 1,200,000 Magal Shares, or approximately 5.2% of the outstanding shares and voting power of Magal, be validly tendered and not withdrawn. The minimum condition of the Offer was not met and therefore none of the tendered Shares will be accepted. The tendered Shares not previously withdrawn will be returned promptly to their respective tendering shareholders.

Amendment to Item 12 to Schedule TO

Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(E)          Text of Press Release issued by the Bidder on July 6, 2020.

Amendment to Schedule 13D

Capitalized terms used but not defined in this Amendment No. 3 to the Schedule 13D shall have the meanings assigned to such terms in the Schedule 13D.

The following paragraph shall be added in Item 4 as the penultimate paragraph:

“On July 6, 2020, Bidder announced the final results of the Offer. The Offer expired on Thursday, July 2, 2020 at 10:00 a.m. New York time. As of the expiration of the Offer, based on the final results provided by American Stock Transfer & Trust Company, the Depositary of the offer, 235,504 Magal shares, or approximately 1.0% of the issued and outstanding shares and voting power of Magal, had been validly tendered and not withdrawn. The Offer included a condition that at least 1,200,000 Magal shares, or approximately 5.2% of the issued and outstanding shares and voting power of Magal, be validly tendered and not withdrawn. The minimum condition of the Offer was not met and therefore none of the tendered shares will be accepted. The tendered shares not previously withdrawn will be returned promptly to their respective tendering shareholders.”

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

FIMI OPPORTUNITY V, L.P. By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer

FIMI FIVE 2012 LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
/s/ Ishay Davidi Ishay Davidi
Dated: July 6, 2020

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated May 22, 2020*.
(a)(1)(B)	Letter of Transmittal*.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(1)(E)	Notice of Objection*.
(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”) *.
(a)(5)(A)	Text of Press Release issued by the Bidder on May 22, 2020*.
(a)(5)(B)	Summary Advertisement published on May 22, 2020*.
(a)(5)(C)	Text of Press Release issued by the Bidder on June 16, 2020*.
(a)(5)(D)	Summary Advertisement published on June 16, 2020*.
(a)(5)(E)	Text of Press Release issued by the Bidder on July 6, 2020.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.